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Exhibit 99.1

 DragonWave Reports Second Quarter Fiscal Year 2016 Results

        OTTAWA, CANADA — October 14, 2015 — DragonWave Inc. (TSX:DWI; NASDAQ:DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced financial results for the second quarter of fiscal year 2016. All figures are in U.S. dollars and were prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

        Revenue for the second quarter of fiscal year 2016 was $26.9 million, compared with $26.3 million in the first quarter of fiscal year 2016 and $37.9 million in the second quarter of the fiscal year 2015. Revenue from the Nokia channel represented 37% of revenue in the first quarter of this fiscal year, versus 52% in the first quarter of fiscal year 2016 and 60% in second quarter of fiscal year 2015.

        Gross profit in the second quarter of fiscal year 2016 was 14.8%, compared with 21.1% in the first quarter of fiscal year 2015 and 15.5% in the second quarter of fiscal year 2015.

        Net loss attributable to shareholders in the second quarter of fiscal year 2016 was ($21.0) million or ($0.28) per basic and diluted share. The second quarter loss included a one-time, non-cash impairment of goodwill and deferred tax assets of $13.4 million. This compares to a net loss attributable to shareholders of ($6.0) million or ($0.08) per basic and diluted share in the first quarter of fiscal year 2016 and ($8.9) million or ($0.14) per basic and diluted share in the second quarter of fiscal year 2015.

        "It has been a difficult quarter, but we are pleased that we have been able to resolve the product issues on our new Harmony Enhanced product and believe this will be a world class product going forward." said DragonWave President and CEO, Peter Allen.

        Cash and cash equivalents totaled $13.1 million at the end of the second quarter of fiscal year 2016, compared to $18.9 million at the end of the first quarter of fiscal year 2016.

Webcast and Conference Call Details:

        The DragonWave management team will discuss the results on a webcast and conference call beginning at 8:30 a.m. Eastern Time on October 15, 2015.

        The live webcast and presentation slides will be available at the Investor Relations section of the DragonWave website at: http://investor.dragonwaveinc.com/events.cfm

An archive of the webcast will be available at the same link.

Conference call dial-in numbers:

Toll-free North America Dial-in: (877) 312-9202

International Dial-in: (408) 774-4000

About DragonWave

        DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave's carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave's products is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave's corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America. For more information, visit http://www.dragonwaveinc.com.

DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

        Certain statements in this release constitute forward-looking statements or forward-looking information as defined by applicable securities laws. Forward-looking statements include statements as to DragonWave's forward opportunities and the potential benefits of, and demand for, DragonWave's products, as well as our expectations regarding Q3 and full year FY2016 revenues. These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave's products compared to competitive offerings in the industry. Our guidance on Q3 revenue is subject to assumptions, including the timing of orders from our principal channel partner.

        Forward-looking statements are provided to help external stakeholders understand DragonWave's expectations as of the date of this release and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on such statements. DragonWave's actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements, as a result of the risks identified above as well as other risks identified in our publicly filed documents. Material risks and uncertainties relating to our business are described under the heading "Risks and Uncertainties" in the MD&A dated October 14, 2015 and in the Company's Annual Information Form and other public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov, respectively. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Investor Contact: Peter Allen President & CEO DragonWave Inc. investor@dragonwaveinc.com Tel: +1-613-599-9991 ext 2222	Media Contact: Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: +1-613-599-9991 ext 2262	Media Contact: Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: +1-408-778-2024

CONSOLIDATED BALANCE SHEETS

Expressed in US $000's except share amounts
(Unaudited)

	As at August 31, 2015	As at February 28, 2015
Assets
Current Assets
Cash and cash equivalents	13,075	23,692
Trade receivables	37,290	48,626
Inventory	27,202	24,294
Other current assets	5,306	5,834
Deferred tax asset	61	61

	82,934	102,507
Long Term Assets
Property and equipment	4,603	4,322
Deferred tax asset	—	1,485
Deferred financing cost	—	18
Intangible assets	790	794
Goodwill	—	11,927

	5,393	18,546
Total Assets	88,327	121,053

Liabilities
Current Liabilities
Debt facility	32,802	—
Accounts payable and accrued liabilities	31,193	40,163
Deferred revenue	2,587	830
Capital lease obligation	360	514

	66,942	41,507
Long Term Liabilities
Debt facility	—	32,400
Other long term liabilities	2,269	1,139
Warrant liability	344	1,239

	2,613	34,778
Shareholders' equity
Capital stock	221,118	220,952
Contributed surplus	8,753	8,388
Deficit	(202,847)	(175,921)
Accumulated other comprehensive loss	(9,618)	(9,618)

Total Shareholders' equity	17,406	43,801
Non-controlling interests	1,366	967

Total Equity	18,772	44,768
Total Liabilities and Equity	88,327	121,053

Shares issued & outstanding	75,433,905	75,290,818

CONSOLIDATED STATEMENTS OF OPERATIONS

Expressed in US $000's except share and per share amounts
(Unaudited)

	Three months ended		Six months ended
	August 31, 2015	August 31, 2014	August 31, 2015	August 31, 2014
REVENUE	26,917	37,933	53,257	66,704
Cost of sales	22,932	32,040	43,723	54,925

Gross profit	3,985	5,893	9,534	11,779

EXPENSES
Research and development	3,875	4,859	8,108	9,559
Selling and marketing	3,052	3,308	6,296	6,673
General and administrative	3,603	3,998	7,089	7,989

	10,530	12,165	21,493	24,221

Loss before other items	(6,545)	(6,272)	(11,959)	(12,442)
Goodwill impairment	(11,927)	—	(11,927)	—
Amortization of intangible assets	(149)	(339)	(332)	(648)
Accretion expense	(61)	—	(132)	(40)
Interest expense	(560)	(379)	(1,091)	(804)
Warrant issuance expenses	—	(221)	—	(221)
Gain on change in estimate	—	—	—	101
Fair value adjustment — warrant liability	373	(1,002)	895	(852)
Foreign exchange (loss) gain	(214)	253	(294)	374

Loss before income taxes	(19,083)	(7,960)	(24,840)	(14,532)
Income tax expense	1,620	450	1,687	545

Net Loss	(20,703)	(8,410)	(26,527)	(15,077)
Net Income Attributable to Non-Controlling Interest	(269)	(454)	(399)	(419)

Net Loss attributable to shareholders	(20,972)	(8,864)	(26,926)	(15,496)
Net loss per share
Basic	(0.28)	(0.14)	(0.36)	(0.25)
Diluted	(0.28)	(0.14)	(0.36)	(0.25)
Weighted Average Shares Outstanding
Basic	75,372,314	63,894,060	75,335,426	61,056,200
Diluted	75,372,314	63,894,060	75,335,426	61,056,200

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DragonWave Reports Second Quarter Fiscal Year 2016 Results
CONSOLIDATED BALANCE SHEETS Expressed in US $000's except share amounts (Unaudited)
CONSOLIDATED STATEMENTS OF OPERATIONS Expressed in US $000's except share and per share amounts (Unaudited)